UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended

Commission File Number

TOREX RESOURCES INC.

(Exact name of registrant as specified in its charter)

Ontario, Canada	1040	98-1295674
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

130 King St. West, Suite 740

Exchange Tower

Toronto, Ontario

M5X 2A2

(647) 260-1500

(Address and telephone number of registrant’s principal executive offices)

CT Corporation System

28 Liberty Street

New York, New York 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered
Common Shares, no par value	TXR	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes   ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

FORWARD-LOOKING STATEMENTS

Certain statements in this Form 40-F of Torex Resources Inc. (the “Registrant” or “Torex”) constitute “forward-looking statements” and “forward-looking information” (collectively, “Forward-Looking Information”). Generally, Forward-Looking Information can be identified by the use of forward-looking terminology such as “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “goal,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” “believes”, “potential”, “objective”, “target”, “guided”, “trends” or “tends” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “will occur,” or “be achieved.” Forward-Looking Information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Registrant to be materially different from those expressed or implied by such Forward-Looking Information. Such risks, include, without limitation, risks relating to commodity prices, foreign exchange rates, inflationary pressures, labor availability and costs, equipment availability and performance, mining and processing performance, actual grades and recoveries achieved, permitting and regulatory developments, community relations, security conditions, project execution and scheduling, and the timing and success of development and exploration activities and other risks factors disclosed herein and elsewhere in the Registrant’s public disclosure. Such forward-looking information is based on assumptions including, among others, assumptions regarding commodity prices; foreign exchange rates, including the Mexican peso to U.S. dollar exchange rate; mining rates, grades, recoveries and throughput; availability and cost of labor, reagents, energy, equipment and capital; contractor performance; permitting and regulatory approvals; geotechnical, metallurgical and geological conditions; the accuracy of mineral resource and mineral reserve estimates and technical report assumptions; the timing and success of development and exploration programs; the ability to obtain and maintain required approvals for a U.S. exchange listing; market conditions and board approvals for dividends and share repurchases; availability of financing and liquidity; and general economic, political, regulatory and market conditions; as well as those factors discussed in the section entitled “Risk Factors” in the Registrant’s Annual Information Form for the year ended December 31, 2025 incorporated by reference herein.

Although the Registrant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Registrant undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained and incorporated by reference herein is presented for the purpose of assisting investors in understanding the Registrant’s business, plans and objectives as of the dates presented and may not be appropriate for other purposes.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

This Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC” or the “Commission”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this Form 40-F may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements. The Registrant prepares its financial statements, which are filed as exhibits to this Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit of its annual financial statements is subject to Canadian auditing and auditor independence standards. As a result, the Registrant’s financial statements may not be comparable to financial statements of U.S. companies prepared in accordance with U.S. generally accepted accounting principles.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(l) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.103, as set forth in the Exhibit Index attached hereto.

DESCRIPTION OF THE SECURITIES

The Registrant is authorized to issue an unlimited number of Common Shares, without par value. The holders of Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Registrant and to one vote per Common Share held at meetings of the shareholders. The holders of Common Shares are entitled to dividends if, as and when declared by the board of directors of the Registrant, and upon liquidation, dissolution or winding-up, to share pro rata in such assets of the Registrant as are distributable to the holders of Common Shares.

OFF-BALANCE SHEET TRANSACTIONS

The Registrant does not have any off-balance sheet transactions that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to this Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

TOREX RESOURCES INC.

/s/ Adam Segal
Name: Adam Segal
Title: General Counsel and Corporate Secretary

Date: November 5, 2026

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this registration statement on Form 40-F.

Exhibits	Documents

99.1	News Release dated January 8, 2025

99.2	News Release dated January 14, 2025

99.3	News Release dated February 4, 2025

99.4	News Release dated February 19, 2025

99.5	Consolidated Financial Statements for the years ended December 31, 2024 and 2023

99.6	Management’s Discussion and Analysis for the year ended December 31, 2024

99.7	News Release dated February 24, 2025

99.8	News Release dated March 19, 2025

99.9	News Release dated March 24, 2025

99.10	Annual Information Form for the year ended December 31, 2024

99.11	Fifth Amended and Restated Credit Agreement dated July 25, 2024

99.12	News Release dated April 10, 2025

99.13	News Release dated May 1, 2025

99.14	Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2025

99.15	Management’s Discussion and Analysis for the three months ended March 31, 2025

99.16	News Release dated May 7, 2025

99.17	Management Information Circular dated May 7, 2025 with respect to the meeting of shareholders held on June 18, 2025

99.18	News Release dated May 20, 2025

99.19	News Release dated May 26, 2025

99.20	News Release dated June 12, 2025

99.21	News Release dated June 18, 2025

99.22	News Release dated June 23, 2025

99.23	News Release dated July 10, 2025

99.24	News Release dated July 16, 2025

99.25	News Release dated July 28, 2025

99.26	Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2025

99.27	Management’s Discussion and Analysis for the three and six months ended June 30, 2025

99.28	News Release dated August 6, 2025

99.29	News Release dated August 20, 2025

99.30	News Release dated September 9, 2025

99.31	News Release dated October 6, 2025

99.32	News Release dated October 9, 2025

99.33	News Release dated October 22, 2025

99.34	News Release dated November 5, 2025

99.35	News Release dated November 5, 2025

99.36	Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2025

99.37	Management’s Discussion and Analysis for the three and nine months ended September 30, 2025

99.38	News Release dated November 19, 2025

99.39	News Release dated December 1, 2025

99.40	News Release dated January 8, 2026

99.41	News Release dated January 14, 2026

99.42	Material Change Report dated February 13, 2026

99.43	Consolidated Financial Statements for the years ended December 31, 2025 and 2024

99.44	Management’s Discussion and Analysis for the year ended December 31, 2025

99.45	News Release dated February 18, 2026

99.46	News Release dated March 24, 2026

99.47	Annual Information Form for the year ended December 31, 2025

99.48	Sixth Amended and Restated Credit Agreement dated June 25, 2025

99.49	News Release dated April 7, 2026

99.50	News Release dated April 9, 2026

99.51	News Release dated April 30, 2026

99.52	News Release dated May 6, 2026

99.53	News Release dated May 6, 2026

99.54	Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2026

99.55	Management’s Discussion and Analysis for the three months ended March 31, 2026

99.56	Management Information Circular dated May 6, 2026 with respect to the meeting of shareholders held on June 17, 2026

99.57	News Release dated May 20, 2026

99.58	News Release dated May 26, 2026

99.59	News Release dated May 28, 2026

99.60	News Release dated June 17, 2026

99.61	NI 43-101 Technical Report filed July 7, 2026

99.62	News Release dated July 7, 2026

99.63	News Release dated July 7, 2026

99.64	News Release dated July 13, 2026

99.65	News Release dated August 6, 2026

99.66	Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2026

99.67	Management’s Discussion and Analysis for the three and six months ended June 30, 2026

99.68	News Release dated September 24, 2026

99.69	News Release dated October 6, 2026

99.70	News Release dated October 20, 2026

99.71	News Release dated October 28, 2026

99.72	Certificate of Amendment dated October 28, 2026

99.73	News Release dated November 4, 2026

99.74	Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2026

99.75	Management’s Discussion and Analysis for the three and nine months ended September 30, 2026

99.76	Material Change Report dated November 5, 2026

99.77	Notice of Change in Corporate Structure dated November 5, 2026

99.78	Consent of KPMG LLP

99.79	Consent of Miguel Pimentel

99.80	Consent of Rochelle Collins

99.81	Consent of Johannes (Gertjan) Bekkers

99.82	Consent of John Sims

99.83	Consent of Dave Stefanuto

99.84	Consent of Robert Davidson

99.85	Consent of Carl John Burkhalter

99.86	Consent of David Stuart Halley

99.87	Consent of Dawn H. Garcia

99.88	Consent of John Makin

99.89	Consent of Leslie Correia

99.90	Consent of Lucas Kingston

99.91	Consent of Michael Levy

99.92	Consent of Michael L. Pegnam

99.93	Consent of Michal Dobr

99.94	Consent of Robert W. Pratt

99.95	Consent of Ross David Hammett

99.96	Consent of Stuart J. Saich

99.97	Consent of Peter Mehrfert

99.98	Consent of Rodrigo Capel Pasqua

99.99	Consent of Daniel Ruane

99.100	Consent of Alex Hemmingsen

99.101	Consent of Fernando Cornejo

99.102	Consent of Chantal Jolette

99.103	Consent of Benjamin Peacock